Exhibit 99.1

Höegh LNG Partners LP Announces Transition of Senior Leadership

HAMILTON, Bermuda, October 11, 2021 /PRNewswire/ -- Höegh LNG Partners LP (the “Partnership” or “HMLP”) (NYSE: HMLP) announced that on October 9, 2021, Mr. Sveinung J. S. Støhle gave notice that he intends to step down from his position as the Partnership's Chief Executive Officer in order to pursue an alternative career opportunity based outside of Norway. Mr. Støhle will remain in his position until November 1, 2021. Mr. Støhle will also be stepping down from his role as President & CEO of Höegh LNG Holdings Ltd. (“Höegh LNG”) at the same date.

The Board is undertaking a process to select a successor for the CEO position, and has appointed Håvard Furu, the Partnership’s Chief Financial Officer, to also act as the Partnership’s interim Chief Executive Officer while the Board conducts its search. The board of directors of Höegh LNG has appointed Mr. Thor Jørgen Guttormsen as interim President & CEO of Höegh LNG. Mr. Guttormsen has had a long career with Höegh, having served as a director of Hoegh LNG Holdings Ltd. and Hoegh LNG AS, and serves as a director of Hoegh Autoliners. He has also previously served as CEO of Leif Hoegh & Co. and Hoegh Autoliners.

Mr. John V. Veech, Chairman of the Board, commented, “On behalf of HMLP and the Board of Directors, I want to thank Sveinung for his long service and performance in the Höegh LNG Group as its President & CEO since 2005, and as the Chairman of the Partnership from its IPO until August 2020 and then as CEO from August 2020, during which time he guided the Hoegh LNG Group to its market-leading position in the floating regasification sector. We wish him all the best in his new endeavors.”

Sveinung J. S. Støhle, Chief Executive Officer, commented, “It has been a pleasure and a privilege to have been in charge of the Höegh LNG Group’s development, where I have worked with the most talented LNG team in the industry for the past 15 years. Höegh LNG Partners has been established as a clear leader in the industry, and I am proud of the accomplishments we have achieved together. I would like to thank the Chairman, the Board and the entire team, and wish everyone well in the future.”

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP